S 20010411)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Klein Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue (14th Floor)
(No. and Street)

NY	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Jay Taragin 212-632-3764
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 03 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Jay Taragin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Klein Group LLC, as of 12/31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JOSEPH A. MENDOLA
Notary Public, State of New York
No. 02ME4934409
Qualified in New York County
Commission Expires May 23, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE KLEIN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

THE KLEIN GROUP, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
The Klein Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Klein Group, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standards- ASU No. 2016-02

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective January 1, 2019 using the modified retrospective approach.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Marcum LLP ▪ 10 Melville Park Road ▪ Melville, New York 11747 ▪ **Phone** 631.414.4000 ▪ **Fax** 631.414.4001 ▪ **marcumllp.com**

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2010.

Marcum LLP

Marcum LLP

Melville, NY
February 28, 2020

THE KLEIN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets		
Cash	$ 6,501,330	
Restricted cash	177,439	
Accounts receivable	16,524,134	
Securities owned, at fair value	4,775,764	
Operating lease right-of-use asset	10,050,842	
Prepaid expenses	310,970	
Property and equipment, net	1,548,659	
Total Assets		$ 39,889,138
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$ 580,143	
Due to member	1,150,000	
Accrued bonus	3,300,000	
Operating lease liability	10,640,163	
Total Liabilities		$ 15,670,306
Commitments and Contingencies		
Member's Equity		24,218,832
Total Liabilities and Member's Equity		$ 39,889,138

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The Klein Group, LLC (the "Company") was formed in September 1998 under the laws of the State of Florida as Capitalink L.L.C. On April 20, 2010, in connection with a Membership Interest Purchase Agreement, M. Klein and Company, LLC ("M. Klein LLC") purchased 100% of the Company's interest. The Company changed its name to The Klein Group, LLC on April 29, 2010. As a limited liability company, the member's potential liability is limited to the assets available in the operating entity. The Company's registration as a broker-dealer with the Securities and Exchange Commission (the "SEC") became effective on March 11, 1999. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company's business consists of providing advisory services to its clients.

As provided for in the Company's limited liability company operating agreement (the "LLC Agreement"), the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to December 31, 2019 through the date this financial statement was issued for matters that required disclosure or adjustment in this financial statement. Based upon the evaluation, except as disclosed below, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statement. In January and February 2020, the Company made distributions to M. Klein LLC totaling $6,500,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2019, the Company had no cash equivalents. The Company maintains cash with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

RESTRICTED CASH

Restricted cash represents cash, which the Company is required to maintain in money market accounts or in the form of a certificate of deposit as collateral for security for a lease of its office space.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company extends unsecured credit in the normal course of business to its clients. The allowance for doubtful accounts reflects management's best estimates of probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience and other currently available evidence. At December 31, 2019, an allowance for doubtful accounts is not provided since in the opinion of management, all accounts are deemed collectible. Accounts receivable at December 31, 2019 represents amounts due from four customers.

FAIR VALUE MEASUREMENTS

Accounting Standards Codification ("ASC") 820 – Fair Value Measurement defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENTS (CONTINUED)

liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly. Investments which would generally be included in this category are publicly traded securities with restrictions.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. The costs of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts. Art is carried at historical cost. Depreciation is not required to be provided on art that has an indefinite life and there is no expected reduction in value with the passage of time; however, the carrying amount of the art will be reviewed when there is evidence of impairment.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, the Company recognizes such impairment in the event the net book value of such assets exceeds the future net cash flows expected to be generated by the assets. There was no impairment of long-lived assets at December 31, 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASES

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASC 842, Leases that requires lessees to recognize operating leases in the balance sheet resulting in the recognition of a right-of-use asset and a lease liability. On January 1, 2019, the Company adopted the standard using the modified retrospective approach. Upon adoption the right-of-use asset and lease liability was determined based on the present value of the remaining minimum lease payments resulting in the recognition of right-of-use assets and lease liabilities. See Note 6- Leases, for more information.

INCOME TAXES

The Company is treated as a disregarded entity for income tax purposes as it files consolidated tax returns with its sole member. M. Klein LLC is treated as a partnership for income tax purposes and accordingly, is not subject to federal and state income taxes in any jurisdiction. Each member of M. Klein LLC is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. The Company is subject to New York City Unincorporated Business Tax ("UBT).

The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income tax expense. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, tax returns for three years from the date of filing remain subject to examination by the tax authorities as of December 31, 2019.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, the Company served as a strategic advisor and earned success fees from a merger from a related party. Upon closing of the merger, a $5,000,000 fee is included in the Company's accounts receivable in the accompanying statement of financial condition. The Company is contractually due to receive $2,500,000 on January 31, 2020, which was received, and January 29, 2021, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS (CONTINUED)

At December 31, 2019, the amount due to member for its portion of UBT is $1,150,000, which is recorded on the accompanying statement of financial condition.

During the year ended December 31, 2019, M. Klein LLC contributed a total of $1,961,000 in New York Stock Exchange ("NYSE") listed common stock and a convertible subordinated note to the Company. The NYSE listed common stock and convertible subordinated note were paid to certain employees.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31, 2019:

	Amount	Estimated Useful Lives
Furniture and fixtures	$738,819	7 Years
Computer equipment	290,063	5 Years
Leasehold improvements	957,662	Term of Lease
Art	153,815	Indefinite
	2,140,359	
Less: accumulated depreciation and amortization	(591,700)	
Property and Equipment, Net	$1,548,659	

NOTE 5 - RETIREMENT PLAN

The Company sponsors The Klein Group, LLC, 401(k) Plan (the "Plan), a defined contribution plan for the benefit of the Company's eligible employees. Eligible participants may join the Plan after 6 months of full-time employment. All funds are self-directed by the participant. The Company's employer contributions are discretionary. For the year ended December 31, 2019, the Company will contribute $129,658 to employee accounts as part of the safe harbor provision of the Plan. This amount is recorded in accrued expenses and other liabilities in the accompanying statement of financial condition.

NOTE 6 – LEASES

The Company entered into an operating lease for the office space it currently occupies on September 30, 2014. The lease became effective on June 16, 2015 for a term of 10 years with each of the parties having the right to terminate after 5 years with the terminating party paying a $500,000 cancellation fee. The lease provided for free rent for the first 10 months of the lease. In June 2018, the Company entered into a lease amendment whereby 1) the $500,000 cancellation fee payment was removed and 2) additional office space was leased, which the Company took possession during the year ended December 31, 2019.

Effective January 1, 2019, the Company implemented ASC 842, Leases. The guidance requires lessees to recognize most leases on the balance sheet but does not change the manner in which expenses are recorded in the income statement. The most significant impact was the recognition of the operating lease right-of-use ("ROU") assets and the liability for operating leases. Upon adoption, the Company recorded an operating lease right-of-use asset and the related lease liability. The lease liability is based on the present value of the remaining minimum lease payments, discounted using the Company's estimated incremental borrowing rate of 5% at the effective date of January 1, 2019. As permitted under ASC 842, the Company elected several practical expedients that permit it to not reassess (1) whether a contract is or contains a lease, (2) the classification of existing leases, and (3) whether previously capitalized costs continue to qualify as initial indirect costs.

The impact of the adoption of ASC 842 on the balance sheet at January 1, 2019 specific to operating leases was a ROU asset and lease liability of $6,262,282 and $6,623,513, respectively. For the new office space in which possession occurred in 2019, the Company recorded a ROU asset and lease liability of $4,930,222 and $4,930,222, respectively.

The current leases accounted for under ASC 842 contains escalating payments and these additional lease components are included in the measurement of the initial lease liability.

NOTE 6 – LEASES (CONTINUED)

Maturities of lease liabilities under these leases, which have a weighted average remaining term of approximately 6 years, as of December 31, 2019, are as follows:

For the Year Ending December 31,	Amount
2020	$ 1,881,536
2021	1,957,391
2022	1,982,676
2023	2,058,340
2024	2,058,340
Thereafter	2,572,925
Total future minimum lease payments	12,511,208
Less imputed interest	(1,871,045)
Total operating lease liabilities	$ 10,640,163

NOTE 7 – FAIR VALUE MEASUREMENT

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, restricted cash, accounts receivable, prepaid expenses and accrued expenses and other liabilities.

During the year ended December 31, 2019, the Company received shares of unregistered common stock of an actively traded NYSE public company in the amount of $4,875,000 as success fees from a merger.

The fair values of publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified as Level 1 in the fair value hierarchy. There were no transfers between Level 1 and Level 2 investments during the year ended December 31, 2019.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

LETTER OF CREDIT

The Company has approximately $177,000, which represents approximately 102% of the required security deposit for the operating lease effective June 16, 2015, in a standby letter of credit as of December 31, 2019, which expires in April 2025.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1.

At December 31, 2019, the Company had net capital of $881,866, which was $507,235 in excess of its required net capital of $374,631. The Company had aggregate indebtedness of $5,619,464 at December 31, 2019. The Company's capital ratio was 6.37 to 1.